
02004899



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-50738

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CORE PACIFIC SECURITIES, USA, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

721 W. HUNTINGTON DR., SUITE B
(No. and Street)

ARCADIA	CA	91007
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD CHEN 626-446-6868
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GLEICHER, TILLEY AND LEONARD, CPA'S
(Name — *if individual, state last, first, middle name*)

12800 RIVERSIDE DR.	STUDIO CITY	CA	91607
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard C. Chen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CORE PACIFIC SECURITIES USA, LLC, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

Managing Director
Title

Notary Public


ROBERT M. NOLAN
Commission # 1183816
Notary Public - California
Los Angeles County
My Comm. Expires May 16, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- ☐ (e) Statement of ~~Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital~~. MEMBER'S EQUITY
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal accounting control required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORE PACIFIC SECURITIES U.S.A., LLC.

(A Wholly owned subsidiary of
Core Pacific U.S.A. Inc)

Financial Statements and Schedules

December 31, 2001

(With Independent Auditors' Report)

These financial statements
and schedule should be deemed confidential
pursuant to subparagraph (e)(3) of Rule 17a-5
of the Securities and Exchange Commission

CONTENTS

GLEICHER, TILLEY AND LEONARD
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Directors
Core Pacific Securities U.S.A. LLC
Arcadia, California

We have audited the accompanying statement of financial condition of CORE PACIFIC SECURITIES U.S.A. LLC (a wholly owned subsidiary of Core Pacific U.S.A. Inc., the Company) as of December 31, 2001, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and include the supplemental schedules of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



GLEICHER, TILLEY AND LEONARD
Certified Public Accountants

Studio City, California
January 9, 2002

12800 RIVERSIDE DRIVE, THIRD FLOOR · STUDIO CITY, CALIFORNIA 91607 · 818/509-0066 FAX 818/508-0142
MEMBERS American Institute of Certified Public Accounts California Society of Certified Public Accountants

CORE PACIFIC SECURITIES U.S.A., LLC
(A WHOLLY OWNED SUBSIDIARY OF CORE PACIFIC U.S.A., INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalent (Note 2.)	$ 359,099
Receivable from clearing organizations (Note 3.)	25,536
Receivable from customers, net of allowance for doubtful of $ 6,815 (Note 4.)	-
Memberships in exchanges, at adjusted cost (Note 2.)	3,300
Furniture, equipment and leasehold improvements at cost, net of accumulated depreciation of $ 79,637 (Note 5.)	501,626
Prepaid expense and other assets	90,005
Total Assets	$ 979,566

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accrued expense	$ 52,313
Total Liabilities	52,313
Commitments and contingencies (Note 6.)	-
Member's equity	927,253
Total Liabilities and Member's Equity	$ 979,566

See Accountants' Report and Notes to Financial Statements

CORE PACIFIC SECURITIES U.S.A., LLC
(A WHOLLY OWNED SUBSIDIARY OF CORE PACIFIC U.S.A., INC.)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues	
Commission income	$ 183,295
Investment advisory fees	5,750
Net interest revenue	13,770
Error trade gain (loss)	1,643
Other income	890
Total Revenues	205,348
Expenses	
Employee compensation and benefits	347,042
Payroll taxes	28,631
Execution and clearing costs	42,326
Regulatory fee	8,365
Accounting expense	13,900
Advertising and marketing	61,812
Bad debts	6,815
Commission expense	64,059
Depreciation expense	83,675
Other expenses	45,882
Insurance expense	37,581
Legal and professional fees	36,415
Office expense	17,459
Rent expense	145,136
Communications	63,253
Loss from impairment of assets	51,698
Total Expenses	1,054,049
Income (Loss) Before Income Tax	(848,701)
Provision for Income Tax (Note 8.)	1,992
Net Income (Loss)	$(850,693)

See Accountants' Report and Notes to Financial Statements

CORE PACIFIC SECURITIES U.S.A., LLC
(A WHOLLY OWNED SUBSIDIARY OF CORE PACIFIC U.S.A., INC.)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

Balance at January 1, 2001	$ 1,077,946
Capital infusion	700,000
Net income (loss) in current year	(850,693)
Balance at December 31, 2001	$ 927,253

See Accountants' Report and Notes to Financial Statements

CORE PACIFIC SECURITIES U.S.A., LLC
(A WHOLLY OWNED SUBSIDIARY OF CORE PACIFIC U.S.A., INC.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net income (loss)	$(850,693)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	83,675
Loss from impairment of assets	51,698
(Increase) decrease in accounts receivable	(20,938)
(Increase) decrease in prepaid expenses and other assets	(15,815)
Increase (decrease) in accounts payable	(29,898)
Increase (decrease) in accrued liabilities	27,157
Total adjustment	95,879
Net cash provided (used) by operating activities	(754,814)
Cash flows from investing activities:	
Cash payments for the purchase of property	(48,187)
Net cash provided (used) by investing activities	(48,187)
Cash flows from financing activities:	
Capital infusion	700,000
Net cash provided (used) by financing activities	700,000
Net increase (decrease) in cash and equivalents	(103,001)
Cash and equivalents, beginning of year	462,100
Cash and equivalents, end of year	$ 359,099
Supplemental disclosures of cash flows information:	
Cash paid during the year for:	
Interest paid	$ 912
Income taxes paid	$ 1,842

See Accountants' Report and Notes to Financial Statements

NOTE 1. - ORGANIZATION

Core Pacific Securities U.S.A., LLC (the "Company") was formed on November 18, 1997 in the State of Delaware to provide securities advisory, brokerage, and investment banking services. The Company became registered as a broker-dealer under the Securities Exchange Act of 1934 on August 7, 1998 and is a member of the National Association of Securities Dealers, Inc. (NASD) and Securities Investor Protection Corporation (SIPC). The Company is located in the city of Arcadia, California.

The Company acts as an introducing broker and clears customer transactions through another broker-dealer on a fully disclosed basis and does not hold customers' funds or securities. As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission, including rule 15c3-3 with respect to the reserve and custody of securities.

The Company is a wholly owned subsidiary of Core Pacific U.S.A. Inc., a Delaware Corporation (the "Parent"), which in turn is a wholly owned subsidiary of Core Pacific Yamaichi - International (H.K.), Ltd.

NOTE 2. - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Revenue Recognition

Commissions income are recorded on a settlement-date basis. Investment advisory fees are recognized as services are performed. Clearing costs are also recorded as securities transactions are settled by the clearing broker-dealer.

(b) Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of furniture and equipment, generally from five to ten years. Leasehold improvements are amortized over the shorter of their useful lives or the term of their respective leases.

(c) Use of Estimates

Management of the Company has made estimates relating to the reporting of assets and liabilities in its preparation of these financial statements in conformity with general accepted accounting principles. Actual amounts could differ from the estimated amounts, and these differences could be material.

NOTE 2. - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d) Income Taxes

Income taxes are accounted for using an asset and liability approach whereby deferred assets and liabilities are recorded for differences in the financial reporting bases and tax bases of the Company's assets and liabilities. The Company is formed as a "single-member LLC" and, under the Federal "Check-the-box" rule, is elected as a disregarded entity and is treated as a division of its parent company for federal income tax purposes.

(e) Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities with one clearing broker-dealer. For the customers' securities and cash held in custody by this clearing broker-dealer, any loss resulted from the failure of performance by the clearing broker-dealer is ensured first by the SIPC up to $500,000, then covered fully by the clearing broker-dealer's commercial insurer.

The Company holds several cash in bank accounts. As of December 31, 2001, one of the accounts carried a balance exceeding $100,000, the maximum coverage insured by the Federal Depository Insurance Corporation. The Company has not experienced any loss from the cash accounts due to insufficient insurance coverage and believes that such risk is remote in probability.

(f) Exchange Memberships

Exchange memberships are recorded at cost or if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

NOTE 3. - RECEIVABLE FROM CLEARING ORGANIZATION

Amounts receivable and payable to clearing broker-dealer at December 31, 2001 consist of the following:

Commission receivable	$	29,737
12b-1 payment receivable		3,487
Fees payable to clearing broker	(	7,821)
Principal trading balance		133
	$	25,536

NOTE 4. - RECEIVABLE FROM CUSTOMERS

Accounts receivable from customers are generally collaterized by marketable securities and are reported net of allowance for doubtful accounts.

NOTE 5. - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Amounts included in the furniture, equipment and leasehold improvement at December 31, 2001 consist of the following:

Furniture & fixture	$ 90,580
Equipment	119,520
Leasehold improvement	363,582
Computer software	7,581
	581,263
Less: Accumulated depreciation	(79,637)
	$ 501,626

See Note 9. for discussion on the loss from impairment of assets related to the September 11 , 2001 terrorist attacks in New York City, New York.

NOTE 6. - COMMITMENTS AND CONTINGENCIES

The Company entered into a lease agreement for its trading room and administrative office facilities in the city of Arcadia, California in 2000. The lease expires in 2006.

As of December 31, 2001, estimated annual rental commitments for the next five years are as follows:

Year ended December 31	
2002	$ 61,395
2003	61,395
2004	61,395
2005	61,395
2006	10,233
	$ 255,813

NOTE 6. - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Prior to September 12, 2001, the Company leased an office space in One World Trade Center in New York City, New York. The lease would expire in 2008 and was sublet during part of year 2000. However, the One World Trade Center was totally destroyed as a result of the terrorist attacks on September 11, 2001. Since the object of the lease was eliminated, all future commitments related to the New York lease were terminated accordingly.

NOTE 7. - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the aggregate indebtedness method, permitted by the rule, which requires it to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 8 to 1 for its first year of operations and 15 to 1 thereafter. At December 31, 2001, the Company was in compliance with all such net capital requirement and had net capital of $357,122, which was $27,122 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.15 at December 31, 2001.

NOTE 8. - INCOME TAXES

The provision for income tax consists of the following:

Current	
Federal	$ -
State	1,992
	1,992
Deferred	-
	$ 1,992

Deferred income taxes reflect temporary differences in the bases of the Company's assets and liabilities for income tax purposes and for financial reporting purposes, using current tax rates. These temporary differences result in taxable or deductible amounts in future years.

NOTE 8. - INCOME TAXES (CONTINUED)

Deferred Tax Asset	
Net operating loss carryforwards	$ 354,000
Deferred Tax Liability	
Temporary difference on depreciation	(2,500)
	351,500
Less: valuation allowance	(351,500)
Net Deferred Tax Assets	$ -

At December 31, 2001, the Company had net operating loss carryforwards of approximately $1,850,000 which are available to offset future taxable income. However, the Company established a valuation allowance equal to the net deferred tax assets due to uncertainties regarding the realization of deferred tax assets based on the Company's lack of earnings and expected lack of near-term future taxable earnings on which to recover those deferred tax assets.

NOTE 9. - LOSSES RELATED TO THE SEPTEMBER 11, 2001 TERRORIST ATTACKS IN NEW YORK

The Company entered into a 10-year lease with the Port Authority of New York and New Jersey in 1997 for office facilities in One World Trade Center, which was totally destroyed by terrorist attacks on September 11, 2001. As a result of the incident, the Company lost all of the furniture, equipments and improvements situated inside the building with no insurance indemnification. The value of the above properties written off, net of accumulated depreciation of $75,174, was $51,698 as of September 11, 2001.

The Emerging Issues Task Force (EITF) of AICPA has ruled that such losses are not entitled to the treatment of "extraordinary items". The Company's financial statements have been prepared accordingly.

CORE PACIFIC SECURITIES U.S.A., LLC
(A WHOLLY OWNED SUBSIDIARY OF CORE PACIFIC U.S.A., INC.)
COMPUTATION OF NET CAPITAL UNDER RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

Total Member's Equity per Statement of Financial Condition	$ 927,253
Nonallowable Assets:	
Furniture, equipment and leasehold improvement (net book value)	(501,626)
Other nonallowable assets	(68,505)
Net Capital	$ 357,122
Net Capital Requirement	
Aggregate Indebtedness:	
Accrued expense	$ 52,313
Minimum net capital requirement - (greater of 6.67% of aggregate indebtedness or $100,000)	$ 100,000
Excess Net Capital	$ 257,122
Ratio of Aggregate Indebtedness to Net Capital	0.15 to 1

See Accountants' Report

CORE PACIFIC SECURITIES U.S.A., LLC
(A WHOLLY OWNED SUBSIDIARY OF CORE PACIFIC U.S.A., INC.)
RECONCILIATION OF COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2001

Net Capital per Computation Contained in Company's Corresponding Unaudited Form X-17A-5 Part II Filing	$	357,122
Audit Adjustments - Net		-
Net Capital per Computation Pursuant to Rule 15c3-1	$	357,122

See Accountants' Report

CORE PACIFIC SECURITIES U.S.A., LLC
(A WHOLLY OWNED SUBSIDIARY OF CORE PACIFIC U.S.A., INC.)
COMPUTATION FOR DETERMINATION OF RESERVE FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2001

The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934, as amended, in that the Company's activities are limited to those set forth in the conditions for exemption under subparagraph (k)(2)(ii) of the Rule.

PART II

CORE PACIFIC SECURITIES U.S.A., LLC
(A Wholly Owned Subsidiary of
Core Pacific U.S.A., Inc.)

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2001

GLEICHER, TILLEY AND LEONARD
CERTIFIED PUBLIC ACCOUNTANTS

JAMES T. CHANG CPA
JOYCE L. CHANG CPA MS
MANNY GLEICHER CPA LLB
J PEARSE LEONARD CPA
WILLIAM TILLEY CPA
CHRISTINA J. WU CPA
PARTICIPANT IN QUALITY REVIEW PROGRAM OF AICPA

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Directors
Core Pacific Securities U.S.A., LLC
(A Wholly Owned Subsidiary of
Core Pacific U.S.A., Inc)
Arcadia, California

In planning and performing our audit of the financial statements of Core Pacific Securities U.S.A., LLC (A Wholly Owned Subsidiary of Core Pacific U.S.A., Inc), (hereafter referred to as the "Company") for the year ended December 31, 2001, we have considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the period computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verification, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of any fully paid and excess margin securities of customer, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

12800 RIVERSIDE DRIVE, THIRD FLOOR · STUDIO CITY, CALIFORNIA 91607 · 818/509-0066 FAX 818/508-0142
MEMBERS American Institute of Certified Public Accounts California Society of Certified Public Accountants

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures that we considered to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2001 and no facts came to our attention indicating that such conditions had not been complied with during the year then ended.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate on December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealer, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.



GLEICHER, TILLEY AND LEONARD
Certified Public Accountants

Studio City, California
January 9, 2002